Dreyfus Premier
New Leaders Fund

SEMIANNUAL REPORT June 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier New Leaders Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by the Franklin Portfolio Associates Midcap Team

Market and Fund Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Premier New Leaders Fund's Class A shares produced a total return of –7.17, Class B shares returned –7.54%, Class C shares returned –7.53%, Class I shares returned –7.32% and Class T shares returned –7.30%.[1] In comparison, the Russell Midcap Index (the "Index"), the fund's benchmark, produced a total return of –7.57% for the same period.[2]

Slowing U.S. economic growth and the continuing impact of a credit crisis in fixed-income markets drove equities lower across all market capitalization ranges during the reporting period. However, midcap stocks generally produced milder declines than their large- and small-cap counterparts. The fund benefited from the relative strength in mid-cap stocks, and from several good individual stock selections, outperforming its benchmark by a small margin.

The Fund's Investment Approach

The fund seeks capital appreciation by investing in the stocks of small and midsize companies. Often, these companies are "new leaders" in their industries, with new or innovative products, services or processes that have the potential to enhance earnings growth. We employ a proprietary quantitative model that considers more than 40 factors and ranks stocks based on fundamental momentum, relative value, future value, long-term growth and other factors. We then focus on "bottom-up" stock selection to construct a portfolio with exposure to industries and market capitalizations that are similar to the benchmark's composition. We seek to overweight more attractive stocks and underweight or not hold stocks that have been ranked as less attractive.

The Market Rewarded Earnings Momentum

U.S. stocks generally produced disappointing results over the first half of 2008 amid an onslaught of negative economic news. As housing values continued to plummet, mortgage defaults, delinquencies and foreclosures rose sharply. At the same time, the U.S. economy experienced six consecutive months of job losses, and escalating commodity prices burdened consumers with soaring gasoline and home heating expenditures and rising food costs. Meanwhile, a credit crisis that began in 2007 continued to batter commercial banks, investment banks and bond insurers.

Despite these challenges, on balance the factors that comprise the fund's proprietary equity screening model generally proved effective in choosing strong performing stocks. Holdings with strong recent earnings and price momentum characteristics bolstered the fund's relative performance, while stocks with the most favorable value characteristics had more mixed results, significantly enhancing returns in January 2008 but detracting from February through the remainder of the reporting period.

The performance of the fund's consumer-related holdings illustrated the positive impact of good earnings momentum on investment returns. Concerns regarding waning consumer confidence drove most consumer stocks down sharply, particularly among middle-market companies. However, lower-end merchants benefited from increasingly cost-conscious consumer behavior, while purveyors of high-end goods saw continued spending by relatively wealthy consumers. As a result, the fund derived relatively strong returns from holdings such as budget restaurant chain Darden Restaurants and retail discounters Family Dollar Stores and Dollar Tree, all of which registered strong gains after delivering better-than-expected earnings reports. Another holding, high-end retailer Tiffany & Co., sustained milder losses than most consumer-related stocks.

Individual Stock Selections Drove Performance

Holdings in a wide range of other sectors also contributed positively to the fund's relative returns. The fund outperformed its benchmark in the energy sector by emphasizing independent oil and gas producers, such as XTO Energy, which was sold during the reporting period, and Chesapeake Energy, both of which exhibited attractive earnings momentum characteristics due to rising commodity prices. Engineering and construction firm Fluor benefited from its exposure to the growing global power generation industry. Buyouts involving two other holdings, biopharmaceutical developer Millennium Pharmaceuticals and property and casualty insurer Safeco, further bolstered relative returns.

On a more negative note, the fund held positions in several regional banks, including Huntington Bancshares, which was sold during the reporting period, Comerica and Marshall & Ilsley, which appeared attractively priced according to our value metrics, but that continued to decline due to their mortgage lending exposure and a weak regional business environment. Value-focused utilities holdings, such as Sierra Pacific Resources and Consolidated Edison, performed relatively poorly in a market that primarily rewarded earnings growth. Health care benefits solutions provider Humana was hurt by cuts in its earnings forecast due to rising costs. Finally, shares in glass container manufacturer Owens-Illinois experienced a correction in the wake of a sharp run-up during the prior reporting period.

Realigning the Fund with Its Benchmark

The Russell Midcap Index, the fund's benchmark, underwent its regular periodic rebalancing on June 27, 2008, a few days before the end of the reporting period. Changes to the benchmark left the fund with slightly overweighted exposure to the energy and the engineering-and-construction areas. As of June 30, we were in the process of bringing the fund's sector allocations more closely into line with the benchmark in accordance with our emphasis on individual stock selections as the primary driver of fund performance.

July 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Index is a widely accepted, unmanaged index of medium-cap stock market performance.*
Franklin Portfolio Associates is an independently managed, wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The fund's portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier New Leaders Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.66	$ 9.67	$ 9.48	$ 7.38	$ 6.95
Ending value (after expenses)	$928.30	$924.60	$924.70	$926.80	$927.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.92	$ 10.12	$ 9.92	$ 7.72	$ 7.27
Ending value (after expenses)	$1,019.00	$1,014.82	$1,015.02	$1,017.21	$1,017.65

† *Expenses are equal to the fund's annualized expense ratio of 1.18% for Class A, 2.02% for Class B, 1.98% for Class C, 1.54% for Class I and 1.45% for Class T, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks−99.5%	Shares	Value ($)
Commercial & Professional Services−5.4%		
AmerisourceBergen	89,300	3,571,107
Avnet	416,100 a	11,351,208
Cintas	81,300	2,155,263
Dun & Bradstreet	33,800	2,962,232
Iron Mountain	99,200 a,b	2,633,760
Manpower	214,900	12,515,776
Patterson Cos.	231,800 a,b	6,812,602
SEI Investments	162,800	3,829,056
		45,831,004
Communications−1.9%		
CenturyTel	111,000 b	3,950,490
Embarq	57,500	2,718,025
Telephone & Data Systems	69,000	3,261,630
Windstream	517,700 b	6,388,418
		16,318,563
Consumer Durables−.5%		
Hasbro	74,400 b	2,657,568
Mattel	99,500	1,703,440
		4,361,008
Consumer Non-Durables−4.9%		
Central European Distribution	72,300 a	5,361,045
Coca-Cola Enterprises	203,000	3,511,900
International Flavors & Fragrances	150,400	5,874,624
Jones Apparel Group	194,700 b	2,677,125
McCormick & Co.	93,600 b	3,337,776
Molson Coors Brewing, Cl. B	98,500 b	5,351,505
Pepsi Bottling Group	436,600	12,189,872
Wm. Wrigley Jr	46,100	3,585,658
		41,889,505
Consumer Services−3.9%		
Brinker International	183,900 b	3,475,710
Darden Restaurants	142,500 b	4,551,450
DISH Network, Cl. A	44,800 a	1,311,744
Expedia	218,200 a,b	4,010,516
Gannett	42,400	918,808
Liberty Media-Entertainment, Ser. A	271,200 a	6,571,176

Common Stocks (continued)	Shares	Value ($)
Consumer Services (continued)		
Meredith	84,400 b	2,387,676
Panera Bread, Cl. A	58,400 a,b	2,701,584
Regal Entertainment Group, Cl. A	291,296 b	4,451,003
Royal Caribbean Cruises	68,500 b	1,539,195
Tim Hortons	47,000 b	1,348,430
		33,267,292
Electronic Technology−9.5%		
ADC Telecommunications	175,800 a,b	2,596,566
Goodrich	95,400	4,527,684
Harris	143,200	7,230,168
Intersil, Cl. A	485,700 b	11,812,224
Juniper Networks	279,800 a,b	6,205,964
Linear Technology	215,000 b	7,002,550
NCR	255,300 a	6,433,560
Precision Castparts	195,600	18,849,972
Synopsys	177,500 a	4,244,025
Western Digital	268,400 a,b	9,267,852
Xerox	221,000	2,996,760
		81,167,325
Energy Minerals−6.8%		
Arch Coal	39,900	2,993,697
Chesapeake Energy	146,700	9,676,332
Cimarex Energy	66,600 b	4,640,022
Denbury Resources	115,500 a	4,215,750
Massey Energy	162,800	15,262,500
Noble	86,700	5,632,032
Southwestern Energy	126,800 a	6,036,948
W & T Offshore	171,800 b	10,052,018
		58,509,299
Finance−14.8%		
Annaly Capital Management	131,600	2,041,116
AON	168,100 b	7,722,514
Assurant	211,500	13,950,540
Axis Capital Holdings	243,900	7,270,659
Cincinnati Financial	182,100	4,625,340

Common Stocks (continued)	Shares	Value ($)
Finance (continued)		
Comerica	288,700 b	7,399,381
Fifth Third Bancorp	133,000 b	1,353,940
HCC Insurance Holdings	276,900	5,853,666
Hospitality Properties Trust	262,700 b	6,425,642
Host Hotels & Resorts	368,710 b	5,032,892
IntercontinentalExchange	23,500 a	2,679,000
Invesco	51,700	1,239,766
iStar Financial	266,100 b	3,515,181
Janus Capital Group	162,800 b	4,309,316
Jones Lang LaSalle	63,100 b	3,797,989
Marshall & Ilsley	268,198 b	4,111,475
Nasdaq OMX Group	296,200 a,b	7,864,110
Northern Trust	154,200	10,573,494
ProLogis	259,400	14,098,390
Safeco	20,600	1,383,496
SL Green Realty	28,100 b	2,324,432
StanCorp Financial Group	29,400	1,380,624
Taubman Centers	28,400	1,381,660
TD Ameritrade Holding	189,400 a	3,426,246
Transatlantic Holdings	20,500	1,157,635
Vornado Realty Trust	22,800	2,006,400
		126,924,904
Health Care Technology−3.4%		
Endo Pharmaceuticals Holdings	184,700 a,b	4,467,893
Invitrogen	250,400 a,b	9,830,704
St. Jude Medical	83,900 a	3,429,832
Varian Medical Systems	122,300 a,b	6,341,255
Watson Pharmaceuticals	175,900 a	4,779,203
		28,848,887
Industrial Services−13.7%		
Allied Waste Industries	1,102,300 a	13,911,026
Cameron International	82,500 a	4,566,375
Encore Acquisition	28,400 a	2,135,396
ENSCO International	32,800 b	2,648,272
Fluor	75,600	14,067,648

Common Stocks (continued)	Shares	Value ($)
Industrial Services (continued)		
FMC Technologies	190,800 a	14,678,244
Foster Wheeler	40,300 a	2,947,945
Jacobs Engineering Group	110,400 a,b	8,909,280
National Oilwell Varco	291,822 a	25,890,448
URS	89,400 a	3,752,118
Williams	587,600	23,686,156
		117,192,908
Non-Energy Minerals−1.1%		
AK Steel Holding	134,800	**9,301,200**
Process Industries−5.4%		
Bunge	51,000 b	5,492,190
Crown Holdings	250,800 a	6,518,292
Greif, Cl. A	30,700	1,965,721
Mosaic	131,600 a	19,042,520
Owens-Illinois	251,400 a	10,480,866
Sealed Air	132,700	2,522,627
		46,022,216
Producer Manufacturing−6.9%		
AGCO	47,000 a,b	2,463,270
AMETEK	96,300	4,547,286
Autoliv	71,200 b	3,319,344
Cummins	138,400	9,067,968
Hubbell, Cl. B	61,900 b	2,467,953
Ingersoll-Rand, Cl. A	381,700	14,287,031
Manitowoc	41,600 b	1,353,248
Mettler-Toledo International	94,000 a	8,916,840
Roper Industries	122,400 b	8,063,712
SunPower, Cl. A	37,400 a,b	2,692,052
Toro	57,400 b	1,909,698
		59,088,402
Retail Trade−7.0%		
CBS, Cl. B	116,200	2,264,738
Dollar Tree	266,100 a	8,698,809
Family Dollar Stores	397,600 b	7,928,144

Common Stocks (continued)	Shares	Value ($)
Retail Trade (continued)		
GameStop, Cl. A	191,900 a,b	7,752,760
Gap	364,900	6,082,883
Safeway	211,600	6,041,180
Tiffany & Co.	278,700 b	11,357,025
Urban Outfitters	312,700 a,b	9,753,113
		59,878,652
Technology Services—5.5%		
Autodesk	34,000 a	1,149,540
CA	141,900 b	3,276,471
CIGNA	303,800	10,751,482
Computer Sciences	159,500 a	7,470,980
Express Scripts	104,400 a	6,547,968
Humana	196,900 a	7,830,713
Sohu.com	37,400 a	2,634,456
Teradata	326,800 a	7,562,152
		47,223,762
Transportation—1.8%		
CSX	172,900 b	10,859,849
Frontline	70,200 b	4,898,556
		15,758,405
Utilities—7.0%		
Alliant Energy	200,100	6,855,426
American Electric Power	163,400	6,573,582
Consolidated Edison	249,900 b	9,768,591
DTE Energy	123,500 b	5,241,340
NRG Energy	206,200 a,b	8,845,980
Pepco Holdings	123,100	3,157,515
Reliant Energy	543,126 a	11,552,290
Sierra Pacific Resources	507,000	6,443,970
Southern Union	56,300	1,521,226
		59,959,920
Total Common Stocks		
(cost $844,486,878)		**851,543,252**

Other Investment—1.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $9,038,000)	9,038,000 c	**9,038,000**
Investment of Cash Collateral for Securities Loaned—19.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $168,334,197)	168,334,197 c	**168,334,197**
Total Investments (cost $1,021,859,075)	**120.2%**	**1,028,915,449**
Liabilities, Less Cash and Receivables	**(20.2%)**	**(173,134,971)**
Net Assets	**100.0%**	**855,780,478**

a *Non-income producing security.*
b *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is $163,840,128 and the total market value of the collateral held by the fund is $171,666,918, consisting of cash collateral of $168,334,197 and U.S. Government and Agency securities valued at $3,332,721.*
c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Money Market Investments	20.7	Commercial & Professional Services	5.4
Finance	14.8		
Industrial Services	13.7	Consumer Non-Durables	4.9
Electronic Technology	9.5	Consumer Services	3.9
Retail Trade	7.0	Health Care Technology	3.4
Utilities	7.0	Communications	1.9
Producer Manufacturing	6.9	Transportation	1.8
Energy Minerals	6.8	Non-Energy Minerals	1.1
Technology Services	5.5	Consumer Durables	.5
Process Industries	5.4		**120.2**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $163,840,128)–Note 1(b):		
Unaffiliated issuers	844,486,878	851,543,252
Affiliated issuers	177,372,197	177,372,197
Cash		260,024
Dividends and interest receivable		1,128,956
Receivable for shares of Common Stock subscribed		318,514
Prepaid expenses		33,936
		1,030,656,879
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		870,426
Liability for securities on loan–Note 1(b)		168,334,197
Payable for shares of Common Stock redeemed		5,383,531
Interest payable–Note 2		26,970
Accrued expenses		261,277
		174,876,401
Net Assets ($)		**855,780,478**
Composition of Net Assets ($):		
Paid-in capital		863,247,800
Accumulated undistributed investment income–net		2,461,732
Accumulated net realized gain (loss) on investments		(16,985,428)
Accumulated net unrealized appreciation (depreciation) on investments		7,056,374
Net Assets ($)		**855,780,478**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	805,949,319	13,564,128	16,287,947	8,614,721	11,364,363
Shares Outstanding	22,744,431	401,317	481,261	241,919	324,758
Net Asset Value Per Share ($)	**35.44**	**33.80**	**33.84**	**35.61**	**34.99**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	6,978,673
Affiliated issuers	39,826
Income from securities lending	565,385
Total Income	**7,583,884**
Expenses:	
Management fee–Note 3(a)	3,510,023
Shareholder servicing costs–Note 3(c)	1,879,277
Distribution fees–Note 3(b)	137,474
Professional fees	41,134
Custodian fees–Note 3(c)	35,798
Prospectus and shareholders' reports	34,081
Directors' fees and expenses–Note 3(d)	31,775
Interest expense–Note 2	24,920
Registration fees	18,900
Loan commitment fees–Note 2	4,406
Miscellaneous	18,922
Total Expenses	**5,736,710**
Less–reduction in fees due to earnings credits–Note 1(b)	(26,777)
Net Expenses	**5,709,933**
Investment Income–Net	**1,873,951**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(16,961,352)
Net unrealized appreciation (depreciation) on investments	(62,621,557)
Net Realized and Unrealized Gain (Loss) on Investments	**(79,582,909)**
Net (Decrease) in Net Assets Resulting from Operations	**(77,708,958)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Operations ($):		
Investment income–net	1,873,951	5,914,917
Net realized gain (loss) on investments	(16,961,352)	163,878,189
Net unrealized appreciation (depreciation) on investments	(62,621,557)	(227,707,476)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(77,708,958)**	**(57,914,370)**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(1,503,832)	(4,143,705)
Class I Shares	(17,784)	(124,743)
Net realized gain on investments:		
Class A Shares	(98,608)	(168,390,973)
Class B Shares	(1,716)	(3,010,455)
Class C Shares	(2,096)	(3,814,717)
Class I Shares	(1,293)	(3,344,553)
Class T Shares	(1,376)	(2,401,221)
Total Dividends	**(1,626,705)**	**(185,230,367)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	41,667,961	256,180,801
Class B Shares	23,797	1,289,016
Class C Shares	328,466	5,668,619
Class I Shares	1,587,758	13,852,607
Class T Shares	1,656,997	8,436,363

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A Shares	1,513,832	163,345,666
Class B Shares	1,633	2,844,224
Class C Shares	1,827	3,288,601
Class I Shares	18,324	3,335,591
Class T Shares	1,329	2,321,370
Cost of shares redeemed:		
Class A Shares	(185,296,779)	(304,055,790)
Class B Shares	(2,603,325)	(5,102,370)
Class C Shares	(3,696,255)	(9,002,300)
Class I Shares	(12,112,323)	(6,664,940)
Class T Shares	(3,380,059)	(13,777,849)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(160,286,817)**	**121,959,609**
Total Increase (Decrease) in Net Assets	**(239,622,480)**	**(121,185,128)**
Net Assets ($):		
Beginning of Period	1,095,402,958	1,216,588,086
End of Period	**855,780,478**	**1,095,402,958**
Undistributed investment income–net	2,461,732	2,109,397

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	1,164,556	5,256,530
Shares issued for dividends reinvested	44,527	4,204,247
Shares redeemed	(5,187,511)	(6,359,043)
Net Increase (Decrease) in Shares Outstanding	**(3,978,428)**	**3,101,734**
Class B[b]		
Shares sold	693	26,887
Shares issued for dividends reinvested	50	76,355
Shares redeemed	(76,250)	(109,610)
Net Increase (Decrease) in Shares Outstanding	**(75,507)**	**(6,368)**
Class C		
Shares sold	9,614	121,099
Shares issued for dividends reinvested	56	88,239
Shares redeemed	(108,406)	(198,926)
Net Increase (Decrease) in Shares Outstanding	**(98,736)**	**10,412**
Class I		
Shares sold	44,231	275,089
Shares issued for dividends reinvested	535	85,975
Shares redeemed	(340,470)	(141,116)
Net Increase (Decrease) in Shares Outstanding	**(295,704)**	**219,948**
Class T		
Shares sold	47,058	174,456
Shares issued for dividends reinvested	39	60,125
Shares redeemed	(96,348)	(293,848)
Net Increase (Decrease) in Shares Outstanding	**(49,251)**	**(59,267)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended June 30, 2008, 10,714 Class B shares representing $373,787 were automatically converted to 10,238 Class A shares and during the period ended December 31,2007, 21,550 Class B shares representing $1,007,667 were automatically converted to 20,752 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	38.24	47.92	47.02	44.42	41.91	34.94
Investment Operations:						
Investment income (loss)–net [a]	.08	.24	.14	.13	(.05)	(.03)
Net realized and unrealized gain (loss) on investments	(2.82)	(2.51)	6.16	6.03	6.34	10.95
Total from Investment Operations	(2.74)	(2.27)	6.30	6.16	6.29	10.92
Distributions:						
Dividends from investment income–net	(.06)	(.18)	(.08)	(.09)	–	(.00)[b]
Dividends from net realized gain on investments	(.00)[b]	(7.23)	(5.32)	(3.47)	(3.78)	(3.95)
Total Distributions	(.06)	(7.41)	(5.40)	(3.56)	(3.78)	(3.95)
Net asset value, end of period	35.44	38.24	47.92	47.02	44.42	41.91
Total Return (%)[c]	(7.17)[d]	(4.76)	13.56	14.40	15.33	31.68
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.19[e]	1.19	1.20	1.16	1.22	1.25
Ratio of net expenses to average net assets	1.18[e]	1.19[f]	1.20[f]	1.16	1.22[f]	1.25
Ratio of net investment income (loss) to average net assets	.44[e]	.50	.29	.29	(.12)	(.08)
Portfolio Turnover Rate	47.29[d]	88.97	40.30	37.93	99.93	121.01
Net Assets, end of period ($ x 1,000)	805,949	1,021,924	1,131,962	1,041,238	874,359	728,634

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	36.56	46.33	45.86	43.67	41.57	34.93
Investment Operations:						
Investment (loss)–net [a]	(.07)	(.14)	(.23)	(.24)	(.38)	(.32)
Net realized and unrealized gain (loss) on investments	(2.69)	(2.40)	6.02	5.90	6.26	10.91
Total from Investment Operations	(2.76)	(2.54)	5.79	5.66	5.88	10.59
Distributions:						
Dividends from net realized gain on investments	(.00)[b]	(7.23)	(5.32)	(3.47)	(3.78)	(3.95)
Net asset value, end of period	33.80	36.56	46.33	45.86	43.67	41.57
Total Return (%)[c]	(7.54)[d]	(5.51)	12.78	13.48	14.46	30.73
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.03[e]	1.97	1.97	1.99	2.00	1.99
Ratio of net expenses to average net assets	2.02[e]	1.97[f]	1.97[f]	1.99	2.00[f]	1.99
Ratio of net investment (loss) to average net assets	(.40)[e]	(.30)	(.49)	(.54)	(.88)	(.82)
Portfolio Turnover Rate	47.29[d]	88.97	40.30	37.93	99.93	121.01
Net Assets, end of period ($ x 1,000)	13,564	17,435	22,388	20,938	15,285	9,036

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] Expense waivers and/or reimbursements amounted to less than .01%.

See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	36.60	46.36	45.90	43.70	41.58	34.93
Investment Operations:						
Investment (loss)−net[a]	(.06)	(.12)	(.20)	(.21)	(.35)	(.31)
Net realized and unrealized gain (loss) on investments	(2.70)	(2.41)	5.98	5.88	6.25	10.91
Total from Investment Operations	(2.76)	(2.53)	5.78	5.67	5.90	10.60
Distributions:						
Dividends from net realized gain on investments	(.00)[b]	(7.23)	(5.32)	(3.47)	(3.78)	(3.95)
Net asset value, end of period	33.84	36.60	46.36	45.90	43.70	41.58
Total Return (%)[c]	(7.53)[d]	(5.48)	12.75	13.49	14.49	30.72
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.99[e]	1.94	1.93	1.93	1.97	1.95
Ratio of net expenses to average net assets	1.98[e]	1.94[f]	1.93[f]	1.93	1.97[f]	1.95
Ratio of net investment (loss) to average net assets	(.36)[e]	(.26)	(.43)	(.49)	(.82)	(.78)
Portfolio Turnover Rate	47.29[d]	88.97	40.30	37.93	99.93	121.01
Net Assets, end of period ($ x 1,000)	16,288	21,231	26,406	18,166	10,193	3,514

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	38.49	48.25	47.37	44.72	42.04	34.96
Investment Operations:						
Investment income—net[b]	.01	.29	.16	.12	.15	.09
Net realized and unrealized gain (loss) on investments	(2.83)	(2.54)	6.19	6.12	6.31	10.94
Total from Investment Operations	(2.82)	(2.25)	6.35	6.24	6.46	11.03
Distributions:						
Dividends from investment income—net	(.06)	(.28)	(.15)	(.12)	–	–
Dividends from net realized gain on investments	(.00)[c]	(7.23)	(5.32)	(3.47)	(3.78)	(3.95)
Total Distributions	(.06)	(7.51)	(5.47)	(3.59)	(3.78)	(3.95)
Net asset value, end of period	35.61	38.49	48.25	47.37	44.72	42.04
Total Return (%)	(7.32)[d]	(4.67)	13.56	14.48	15.69	31.97
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.55[e]	1.09	1.18	1.11	.92	.93
Ratio of net expenses to average net assets	1.54[e]	1.09[f]	1.18[f]	1.11	.92[f]	.93
Ratio of net investment income to average net assets	.03[e]	.60	.32	.27	.38	.21
Portfolio Turnover Rate	47.29[d]	88.97	40.30	37.93	99.93	121.01
Net Assets, end of period ($ x 1,000)	8,615	20,696	15,328	10,312	3,583	390

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class T Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	37.75	47.32	46.54	44.13	41.76	34.94
Investment Operations:						
Investment income (loss)–net [a]	.03	.13	.08	(.02)	(.10)	(.12)
Net realized and unrealized gain (loss) on investments	(2.79)	(2.47)	6.09	6.01	6.25	10.89
Total from Investment Operations	(2.76)	(2.34)	6.17	5.99	6.15	10.77
Distributions:						
Dividends from investment income–net	–	–	(.07)	(.11)	–	–
Dividends from net realized gain on investments	(.00)[b]	(7.23)	(5.32)	(3.47)	(3.78)	(3.95)
Total Distributions	(.00)[b]	(7.23)	(5.39)	(3.58)	(3.78)	(3.95)
Net asset value, end of period	34.99	37.75	47.32	46.54	44.13	41.76
Total Return (%)[c]	(7.30)[d]	(4.97)	13.39	14.12	15.04	31.24
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.45[e]	1.41	1.33	1.38	1.46	1.56
Ratio of net expenses to average net assets	1.45[e]	1.41[f]	1.33[f]	1.38	1.46[f]	1.56
Ratio of net investment income (loss) to average net assets	.18[e]	.27	.17	(.05)	(.24)	(.33)
Portfolio Turnover Rate	47.29[d]	88.97	40.30	37.93	99.93	121.01
Net Assets, end of period ($ x 1,000)	11,364	14,117	20,504	15,651	1,302	122

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New Leaders Fund (the "fund") is a separate diversified series of Strategic Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering six series, including the fund. The fund's investment objective is to maximize capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Melon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (35 million shares authorized), Class B (30 million shares authorized), Class C (15 million shares authorized), Class I (15 million shares authorized) and Class T (5 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs, and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.
Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)[†]
Level 1–Quoted Prices	1,028,915,449	0
Level 2–Other Significant Observable Inputs	0	0
Level 3–Significant Unobservable Inputs	0	0
Total	**1,028,915,449**	**0**

[†] *Other financial instruments include derivative instruments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expenses offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities of Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $242,308 pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

As a result of the fund's merger with Dreyfus Premier Aggressive Growth Fund and Dreyfus Aggressive Growth Fund, capital losses of $9,178,572 are available to offset future gains, if any. Based on certain provisions in the Code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. This acquired capital loss is expected to expire between 2008-2010.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007, was as follows: ordinary income $4,695,037 and long-term capital gains $180,535,330. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2008 was approximately $1,219,500, with a related weighted average annualized interest rate of 4.11%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended June 30, 2008, the Distributor retained $9,733 and $24 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $21,659 and $1,246 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended June 30, 2008, Class B, Class C and Class T shares were charged $54,938, $67,196 and $15,340, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2008, Class A, Class B, Class C and Class T shares were charged $1,099,110, $18,313, $22,399 and $15,340, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2008, the fund was charged $226,968 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $26,777 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $35,798 pursuant to the custody agreement.

During the period ended June 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $559,088, Rule 12b-1 distribution plan fees $21,889, shareholder services plan fees $184,523, custodian fees $25,466, chief compliance officer fees $2,820 and transfer agency per account fees $76,640.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2008, amounted to $446,692,528 and $619,738,019, respectively.

At June 30, 2008, accumulated net unrealized appreciation on investments was $7,056,374, consisting of $106,601,680 gross unrealized appreciation and $99,545,306, gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

At a Meeting of the fund's Board of Directors held on May 5, 2008, the Board considered the re-approval of the fund's Management Agreement through November 30, 2008, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships that the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports furnished to the Manager that were prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed reports furnished to the Manager that were prepared by Lipper that presented the fund's performance as well as comparisons of total return performance for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper, all for various periods ended March 31, 2008. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements available to Lipper as of March 31, 2008. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was lower than the Expense Group median, and that the fund's actual management fee was lower than the Expense Group median and at the Expense Universe median. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund achieved fourth quartile total return rankings (the first quartile being the highest performance ranking group) in the Performance Group and Performance Universe for each reported time period up to 10 years (except for the 10-year ranking in the Performance Universe).

The Board received a presentation from the fund's primary portfolio managers regarding the fund's performance, during which it was noted that the current portfolio management team (the "Team") assumed responsibility for managing the fund in June 2005. Representatives from the Team noted the fund's stronger relative performance record in 2005 and 2006, as well as the fund's first quartile Lipper total return category ranking for April 2008 and second quartile Lipper total return category ranking for the year-to-date period ended April 30, 2008. Representatives of the Manager also reviewed implementation of the Team's proprietary quantitative investment model used to select portfolio investments, and noted that quantitatively managed funds struggled broadly over the prior year. These representatives also specifically described why it believed the Team's quantitative model underperformed to the degree that it did in 2007.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"). The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted from the Board meeting held on October 29-30, 2007 the soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- While the Board was concerned with the fund's overall performance record, the Board acknowledged the fund's more competitive total return performance in calendar years 2005, 2006, and year-to-date in 2008, and the Team's explanation of the factors that contributed to the fund's underperformance in 2007. The Board acknowledged the Manager's commitment to continue to closely monitor the fund's performance and the Team's ability to build on its recent performance over a longer time period.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement through November 30, 2008 was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier
New Leaders Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DNLDX	Class B: DNLBX	Class C: DNLCX
	Class I: DNLRX	Class T: DNLTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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